UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 10, 2022

Chicken Soup for the Soul Entertainment Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-38125	81-2560811
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

132 E. Putnam Avenue, Floor 2W, Cos Cob, CT	06807
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (855) 398-0443

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	CSSE	The Nasdaq Stock Market LLC
9.75% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.0001 par value per share	CSSEP	The Nasdaq Stock Market LLC
9.50% Notes due 2025	CSSEN	The Nasdaq Stock Market LLC

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

As previously disclosed, on May 10, 2022, Chicken Soup for the Soul Entertainment, Inc., a Delaware corporation (the “Company”), entered into a Merger Agreement (the “Merger Agreement”) with Redbox Entertainment Inc., a Delaware corporation (“Redbox”), RB First Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of the Company (“Merger Sub Inc.”), RB Second Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger Sub LLC”), Redwood Opco Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Opco Merger Sub LLC”), and Redwood Intermediate LLC, a Delaware limited liability company (“Opco LLC”).

Under that certain Credit Agreement, dated as of October 20, 2017 (as amended through the Sixth Incremental Assumption and Amendment Agreement, dated April 15, 2022 (the “Sixth Amendment”), the “Redbox Amended Credit Agreement”), by and among Opco LLC and certain of its subsidiaries, HPS Investment Partners, LLC (“HPS”), as administrative agent and collateral agent, and the lenders party thereto, $50.0 million in Sixth Amendment Incremental Revolving Loans (as defined in the Redbox Amended Credit Agreement) will be made available to Redbox’s subsidiary, Redbox Automated Retail, LLC, a Delaware limited liability company (“Redbox Automated”), subject to certain conditions. At entry into the Sixth Amendment, borrowings of Sixth Amendment Incremental Revolving Loans were limited to no more than $15.0 million in the aggregate, with additional borrowings becoming available if, among other things, Redbox and Opco LLC entered into an Acceptable Purchase Agreement (as defined in the Redbox Amended Credit Agreement) by May 10, 2022. Entry into the Merger Agreement permitted Redbox Automated to draw additional Sixth Amendment Incremental Revolving Loans (subject to any restrictions on incurring such debt as set forth in the Merger Agreement). An event of default under the Redbox Amended Credit Agreement will occur if (i) the Merger Agreement is terminated (and is not replaced by another Acceptable Purchase Agreement) or (ii) the consummation of the Mergers (as defined below) does not occur on or before October 31, 2022 (or such later date as HPS may agree).

The Merger Agreement provides that, among other things, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) at the time the First Company Merger (as defined below) becomes effective (“Effective Time”), (A) Merger Sub Inc. (the “First Company Merger”) will merge with and into Redbox, with Redbox continuing as the surviving entity (the “Surviving Corporation”); and (B) simultaneously with the First Company Merger, Opco Merger Sub LLC (the “Opco Merger”) will merge with and into Opco LLC, with Opco LLC continuing as the surviving entity; and (ii) immediately following the First Company Merger and Opco Merger, the Surviving Corporation will merge with and into Merger Sub LLC (the “Second Company Merger” and, together with the First Company Merger, the “Integrated Mergers,” and the Integrated Mergers together with the Opco Merger, the “Mergers”), with Merger Sub LLC continuing as the surviving entity.

Pursuant to the Merger Agreement, at the Effective Time, (i) each share of Class A common stock of Redbox, par value $0.0001 per share (the “Redbox Class A Common Stock”), will be cancelled and automatically deemed for all purposes to represent the right to receive, 0.087 shares (the “Exchange Ratio”) of Class A common stock, par value $0.0001 per share, of the Company (the “Company Class A Common Stock”), (ii) each unit of Opco LLC will be converted into the right to receive a number of Company Class A Common Stock equal to the Exchange Ratio and (iii) each share of Class B common stock of Redbox, par value $0.0001 per share (the “Redbox Class B Common Stock”), will be automatically cancelled for no additional consideration.

At the Effective Time the vested or unvested restricted stock units of Redbox (each “Redbox RSU Award”) that are outstanding as of immediately prior to the Effective Time held by each holder will automatically be converted into the right to receive a number of shares of Company Class A Common Stock equal to the Exchange Ratio multiplied by the number of vested or unvested Redbox RSU Awards held by such holder immediately prior to the Effective Time.

At the Effective Time the outstanding public warrants and private warrants of Redbox shall remain outstanding but become the right to receive upon valid exercise thereof shares of Company Class A Common Stock equal to the product of (A) the number of shares of Redbox Class A Common Stock subject to such warrant immediately prior to the Effective Time and (B) the Exchange Ratio, with the total shares of Company Class A Common Stock underlying the warrants rounded up to the nearest whole share, and with a corresponding change to the exercise price of such warrant based on the Exchange Ratio. Pursuant to Section 4.4 of the warrant agreements governing the Redbox warrants, the per-share exercise price for such warrants will become $132.18 per share of Company Class A Common Stock. This is calculated by the current $11.50 per-share exercise price of such warrants of by the 0.087 Exchange Ratio.

The parties’ obligation to consummate the Mergers (the “Closing”) is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including: (i) the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the affirmative vote of the holders of at least a majority of the Redbox Class A Common Stock and Redbox Class B Common Stock, voting as a single class, (ii) the listing of the Company’s Class A Common Stock issuable as merger consideration on Nasdaq, (iii) the approval of the issuance of the Company’s Class A Common Stock issuable as merger consideration (the “Parent Stock Issuance”) by the affirmative vote, or consent of the holders, of a majority of the common stock of the Company cast on the proposal, with the Company Class A Common Stock and the Company’s class B common stock voting as a single class, which approval was satisfied by delivery of an irrevocable written consent from the controlling shareholder of the Company (the “Written Consent”), (iv) the effectiveness of a registration statement on Form S-4 with respect to the Company’s Class A Common Stock issuable as merger consideration (the “Registration Statement”), (v) the expiration or termination of applicable waiting periods under the HSR Act and no restraints or other injunctions prohibiting the Closing, (vi) no material adverse effect on Redbox or the Company, (vii) HPS having executed and delivered to the Company definitive financing agreements (see “Credit Agreement,” below), and (viii) certain other customary conditions relating to the parties’ representations and warranties in the Merger Agreement and the performance of their respective obligations.

The Company’s obligation to consummate the Mergers also is subject to HPS and its affiliates executing and delivering a definitive credit agreement that amends or refinances the obligations under the Redbox Amended Credit Agreement and provides for certain other financing. In connection with the execution of the Merger Agreement, the Company and HPS executed a commitment letter pursuant to which, at the Effective Time, the Company would obtain from HPS and its affiliates (i) a term loan facility consisting of the conversion, and assumption by the Company, of all “Senior Obligations” under (and as defined in) the Redbox Amended Credit Agreement (other than any outstanding Sixth Amendment Incremental Revolving Loans under the Redbox Amended Credit Agreement) and (ii) an $80.0 million revolving credit facility (with any outstanding from the Sixth Amendment Incremental Revolving Loans under the Redbox Amended Credit Agreement being deemed, and assumed by the Company as, revolving loans thereunder).

The foregoing description of the Merger Agreement and the Mergers and other documents does not purport to be complete and is qualified in its entirety by the full text of all exhibits previously filed as exhibits to the Current Report on Form 8-K amended hereby.

Item 8.01.	Other Items.

On May 11, 2022, the Company and Redbox issued a joint press release relating to their entry into the Merger Agreement. A copy of the press release was furnished as Exhibit 99.1 to the original Current Report, filed on May 11, 2022, to which this Amendment relates.

Attached as Exhibit 99.2 to the original Current Report, filed on May 11, 2022, to which this Amendment relates, was an investor presentation that the Company plans to use for public relations and other purposes.

This Current Report on Form 8-K, the press release, and investor presentation contain statements intended as “forward-looking statements” which are subject to the cautionary statements about forward-looking statements set forth therein.

Item 9.01.	Financial Statements and Exhibits.

(a)	Financial Statements of Businesses Acquired

The audited balance sheets of Redbox Entertainment, Inc. as of December 31, 2021 and 2020 and the audited statements of operations, statements of shareholders’ equity, and statements of cash flows for the years ended December 31, 2021 and 2020, and the related notes to the financial statements, were filed by Redbox under its Annual Report on Form 10-K, filed with the SEC on April 15, 2022, and are incorporated herein by reference.

The unaudited balance sheets of Redbox Entertainment, Inc. as of March 31, 2022 and December 31, 2021 and the unaudited statements of operations, statements of shareholders’ deficit, and statements of cash flows for the three months ended March 31, 2022 and 2021, and the related notes to the financial statements, were filed by Redbox under its Quarterly Report on Form 10-Q, filed with the SEC on May 13, 2022, and are incorporated herein by reference.

The audited financial statements of Sonar Entertainment, Inc. as of and for the years ended December 31, 2020 and 2019, and the related notes to the financial statements, were filed under the Company’s Amendment No. 1 to Current Report on Form 8-K, filed with the SEC on June 11, 2021, and are incorporated herein by reference.

The unaudited pro forma condensed combined financial information (giving effect to the acquisition by the Company of certain assets from Sonar Entertainment in 2021) as of and for the three months ended March 31, 2021, and the year ended December 31, 2020, and the related notes thereto, were filed under the Company’s Amendment No. 1 to Current Report on Form 8-K, filed with the SEC on June 11, 2021, and are incorporated herein by reference.

(b)	Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma financial information as of and for the three months ended March 31, 2022 and for the year ended December 31, 2021 are filed as Exhibit 99.3 to this Amendment and are incorporated herein by reference.

(b)	Exhibits:

Exhibit Number	Description
2.1†***	Merger Agreement, dated as of May 10, 2022, by and among Chicken Soup for the Soul Entertainment, Inc., RB First Merger Sub Inc., RB Second Merger Sub LLC, Redwood Opco Merger Sub LLC, Redbox Entertainment Inc. and Redwood Intermediate LLC.

10.1***	Release Agreement, dated as of May 10, 2022, by and among (i) Redwood Holdco, LP, AP VIII Aspen Holdings, L.P. and Apollo Global Management, Inc., (ii) Chicken Soup for the Soul Entertainment, Inc., RB First Merger Sub Inc., RB Second Merger Sub LLC and Redwood Opco Merger Sub, LLC, (iii) HPS Investment Partners, LLC, (iv) Redbox Entertainment Inc., Redwood Intermediate, LLC and Redbox Automated Retail, LLC and (v) Seaport Global SPAC, LLC.

10.2***	Tax Receivable Agreement Amendment, dated as of May 10, 2022, by and among Redbox Entertainment Inc., as successor to Seaport Global Acquisition Corp., Chicken Soup for the Soul Entertainment, Inc., Redwood Holdco, LP and Redwood Intermediate, LLC.

10.3***	Form of Credit Agreement to be executed at the Effective Time of the Mergers, by and between Chicken Soup for the Soul Entertainment, Inc. and HPS Investment Partners, LLC, as administrative agent for the Lenders.

99.1**	Joint Press Release

99.2**	Investor Presentation

99.3*	Unaudited Pro Forma Consolidated Financial Information for the Company (giving effect to the acquisition of Redbox) as of and for the three months ended March 31, 2022 and for the year ended December 31, 2021.

*	Filed herewith

**	Previously filed as an exhibit to the Current Report on Form 8-K, filed with the SEC on May 11, 2022, which is amended hereby.

***	Previously filed as an exhibit to the Amendment No. 1 to Current Report on Form 8-K, filed with the SEC on May 12, 2022, which is amended hereby.
†

Certain of the exhibits and schedules to this agreement have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

No Offer or Solicitation

This Current Report is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transactions under the Merger Agreement, the Company intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Redbox and that also constitutes a prospectus and Information Statement of the Company. Each of the Company and Redbox may also file other relevant documents with the SEC regarding the proposed transactions. This Current Report on Form 8-K is not a substitute for the proxy statement/Information Statement/prospectus or registration statement or any other document that the Company or Redbox may file with the SEC. The definitive proxy statement/Information Statement/prospectus (if and when available) will be mailed to stockholders of the Company and Redbox. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/Information Statement/prospectus (if and when available) and other documents containing important information about the Company, Redbox and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://ir.cssentertainment.com/ or by contacting the Company’s Investor Relations Department by email at csse@ellipsisir.com or by phone at 646-776-0886. Copies of the documents filed with the SEC by Redbox will be available free of charge on RDBX’s website at https://investors.redbox.com/ or by contacting Zaia Lawandow at zaia.lawandow@redbox.com.

Certain Information Regarding Participants in the Solicitation

The Company, Redbox and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in CSSE’s proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on April 30, 2021, and CSSE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022, and amended on April 29, 2022, and on its website at https://ir.cssentertainment.com/. Information about executive officers of Redbox, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Redbox’s proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on October 15, 2021, and Redbox’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on April 15, 2022 and on its website at https://investors.redbox.com/. Information about the directors of Redbox and other participants in the proxy solicitations, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from CSSE or RDBX using the sources indicated above.

Audited full year financial statements for the years ended December 31, 2021 and 2020, and unaudited financial statements for the three-month periods ended March 31, 2022 and 2021 for each of the Company and Redbox are set forth in their respective 10-Ks and 10-Qs for such period filed with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 6, 2022	CHICKEN SOUP FOR THE SOUL ENTERTAINMENT INC.

	By:	/s/ William J. Rouhana, Jr.
Name: William J. Rouhana, Jr.
Title: Chief Executive Officer